May 3, 2011

Scott R. Anderson
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Advisor's Disciplined Trust 459
        File Nos: 333-173408; 811-21056

Dear Mr. Anderson:

        We have reviewed the registration statement on Form S-6 for Advisor's
Disciplined Trust 459 (the "Trust"), filed with the Commission on April 8, 2011. The
registration statement offers the Advisors Risk Mitigated Return Portfolio, Q-GSP Series
1 (the "Portfolio"). Based on our review of the registration statements, we have the
following comments. The captions used below correspond to the captions the Portfolio
uses in its registration statement. Please note, however, that the comments we give in one
section are applicable to other sections of the registration statement that contain similar
disclosure, unless otherwise indicated.

<u>PROSPECTUS</u>

Principal Investment Strategy (Pages 2-3)

1.   The formula for the Option exercise price is very complicated and difficult to
        understand. Please revise. Also, include examples of the calculation of the Option
        exercise price assuming the Index remains stable, assuming it loses value, and
        assuming it gains value (including references to the option premium). Disclose the
        returns that are necessary on the Index for the Portfolio to receive a payment after
        paying the option premium.

2.   The fifth paragraph states that "The trust has the right to terminate all or a
        portion of the Options prior to the expiration date by tendering such Options to the
        Option Counterparty. This might happen to satisfy unit redemptions, pay trust
        expenses or in certain other limited circumstances to protect the trust as described in
        this prospectus." How does this fit with a unit investment trust's non-managed
        structure?

Portfolio as of the Initial Date of Deposit (Page 7)

3.   In Note 3, indicate who the evaluator is.

How to Buy Units (Page 9)

4.   The third sentence in the section entitled "Value of the Securities" states "We determine each Option's value based on <u>its</u> good faith determination of the Option's fair value." (Emphasis added). Should this instead state "We determine each Option's value based on our good faith determination of the Option's fair value."? If not, please clarify the meaning of the word "its."

Investment Risks (Pages 16-17)

5.   In the section entitled "The Options", explain how long the delay in the calculation of the Option payment or in any payment by the Option Counterparty may be if a disruption event occurs at or near the expiration date of the Options.

6.   In the sections entitled "The Options" and "Index Risk", does Barclays Capital Inc. have any duty to not consider the effect actions it takes regarding the Index would have on the Option Counterparty (<u>i.e.</u>, may Barclays Capital take actions with respect to the Index based on the fact that it will help the Option Counterparty)? Given the risks disclosed with respect to Barclays Capital Inc., is it necessary for the Option Counterparty to be an affiliate of Barclays Capital Inc.?

We note, moreover, that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6773.

Sincerely,

Kieran G. Brown
Senior Counsel